Invensys plc

Carlisle Place
London, SW1P 1BX
UK

T +44 (0) 20 7834 3848
F +44 (0) 20 7834 3879
www.invensys.com

82-2142

RLS Stat Com/SEC/Letters/050125/vhb


05005690

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549
USA

25 January 2005

SUPPL

Dear Sirs,

12g3 - 2 (b) Exemption

In accordance with the Company's exemption from disclosure requirements under Rule 12g3 – 2 (b) of the 1934 Securities Exchange Act please find enclosed a notification released to the London Stock Exchange concerning:

(1) Pricing of Senior Notes
(2) Notification of Major Interests in Shares

Yours faithfully,

PROCESSED
FEB 10 2005
THOMSON FINANCIAL

Rachel Spencer
Deputy Secretary
Invensys plc

Tel: 00 44 207 821 3749
Fax: 00 44 207 821 3884
E-mail: rachel.spencer@invensys.com

Copy to: Mr. S. Ahmad
Mr. M. Downing


SEC MAIL PROCESSING
RECEIVED
FEB 01 2005
WASH. DC
202
SECTION

REG-Invensys PLC Pricing of Senior Notes
24/01/2005

RNS Number:7368H
Invensys PLC
24 January 2005

Invensys announces the pricing of the Senior Notes

Invensys plc ("Invensys") announces that it has today agreed with Deutsche Bank AG London ("Deutsche Bank") for the pricing of its offering of e65 million in aggregate principal amount of 9.875% senior notes due 2011 (the "Senior Notes"). The Senior Notes will be issued at 108.5% of their principal amount plus accrued interest from and including 15 September 2004. Settlement is expected to occur on 27 January 2005 and admission of the Senior Notes to the Official List and to trading on London Stock Exchange plc's market for listed securities is expected to occur on 28 January 2005. A copy of the purchase agreement for the Senior Notes will be available for inspection during normal business hours on any weekday (Saturdays and public holidays excepted) at the offices of Freshfields Bruckhaus Deringer, 65 Fleet Street, London EC4Y 1HS up to and including 8 February 2005.

Invensys plc	Steve Devany	tel: +44 (0) 20 7821 3758
	Nina Delangle	+44 (0) 20 7821 2121
Maitland	Emma Burdett / Fiona Piper	tel: +44 (0) 20 7379 5151

This announcement shall not constitute or form any part of any offer or invitation to subscribe for, underwrite or otherwise acquire, or any solicitation of any offer to purchase or subscribe for, securities in the United States or any other jurisdiction. The distribution of this announcement in certain jurisdictions may be restricted by law and therefore persons into whose possession this announcement comes should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdictions.

None of the Senior Notes have been, or will be, registered under the US Securities Act of 1933, as amended, or under the securities laws of any state in the United States. Absent registration under the act or an available exemption from registration, the Senior Notes may not be offered or sold in the United States. Invensys is not making a public offering of its securities in the United States or in any other jurisdiction.

In connection with the issue and distribution of the Senior Notes, Deutsche Bank or any of its agents may over-allot and effect transactions with a view to supporting the market price of the Senior Notes at a level higher than that which might otherwise prevail. There is no obligation on Deutsche Bank or any agent of it to do so. Such stabilising, if commenced, may be discontinued at any time and must be brought to an end after a limited period.


SEC MAIL PROCESSING
RECEIVED
FEB 01 2005
WASH, D.C.
202
SECTION

REG-Invensys PLC Holding(s) in Company 25/01/2005

RNS Number:7532H
Invensys PLC
25 January 2005

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

Invensys plc

2) Name of shareholder having a major interest

The Capital Group Companies, Inc.

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it

is a holding of that person's spouse or children under the age of 18

Notice is given by The Capital Group Companies, Inc. on behalf of its affiliates, including Capital Guardian Trust Company, Capital International Limited, Capital International S.A., and Capital International, Inc. These holdings form part of funds managed on behalf of investment clients.

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Capital Guardian Trust Company:

State Street Nominees Limited	671,162
Chase Nominees Limited	14,508,012
Midland Bank plc	750,300
Cede & Co	1,300
Nortrust Nominees	2,766,107
Mellon Nominees (UK) Limited	207,100

Capital International Limited:

State Street Nominees Limited	2,676,048
Bank of New York Nominees	54,479,209

Northern Trust	18,817,144
Chase Nominees Limited	24,825,517
Midland Bank plc	2,311,437
Bankers Trust	1,469,375
Citibank London	8,160,975
Morgan Guaranty	1,931,637
Nortrust Nominees	44,478,397
State Street Bank & Trust Co	12,309,516
Citibank	1,002,598
Deutsche Bank AG	5,554,299
HSBC Bank plc	6,699,848
Mellon Bank N.A.	4,087,837
Northern Trust AVFC	2,590,316
KAS UK	140,400
Mellon Nominees (UK) Limited	1,028,625
Bank One London	922,350

Capital International S.A.:

Chase Nominees Limited	8,865,048
Midland Bank plc	79,625
Royal Bank of Scotland	823,875
State Street Bank & Trust Co	424,450
Lloyds Bank	257,075
Citibank NA	181,675
HSBC Bank plc	1,964,300

Capital International, Inc.:

State Street Nominees Ltd	17,332,161
Bank of New York Nominees	5,042,924
Northern Trust	250,000
Chase Nominees Limited	22,185,610
Nortrust Nominees	1,123,350
State Street Bank & Trust Co.	3,233,795
Citibank	135,000

Citibank NA Toronto	5,270,947
HSBC Bank plc	642,243
JP Morgan Chase Bank	730,000

5) Number of shares/amount of stock acquired

6) Percentage of issued class

7) Number of shares/amount of stock disposed

8) Percentage of issued class

9) Class of security

Ordinary shares of 1p each

10) Date of transaction

21 January 2005

11) Date company informed

25 January 2005

12) Total holding following this notification

280,931,587

13) Total percentage holding of issued class following this notification

4.940% (3.402% of which held by Capital International Limited)

14) Any additional information

15) Name of contact and telephone number for queries

Steve Devany, Vice President - Communications

020 7821 3758

16) Name of company official responsible for making this notification

Jaime Tham, Assistant Secretary

Date of notification: 25 January 2005

This information is provided by RNS